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                                                                   EXHIBIT 99.1



             FORM OF LETTER TO H.T.E. SHAREHOLDERS, OPTION HOLDERS,
                            EMPLOYEES AND DIRECTORS


                         [H.T.E. Letterhead and Phone]


                                                              ___________, 2000


To:     -   Shareholders of H.T.E., Inc. on __________, 2000
        -   Option Holders of H.T.E., Inc. Common Stock
            as of December 16, 1999 who are also
            Employees or Directors of H.T.E. as of
            ___________, 2000
        -   Employees of H.T.E., Inc. as of ________, 2000


Dear Shareholders, Optionees, Employees and Directors:

         I am pleased to send you the attached prospectus (and subscription instructions) concerning a rights offering ("Rights Offering") and spin-off of our wholly-owned Internet subsidiary, DemandStar.com, Inc. ("DSI"), which is an early-stage company. As either (i) a holder of HTE, Inc. ("HTE") common stock,
(ii) a holder of options to purchase HTE common stock as of December 16, 1999 who is also an employee or director of HTE (or a wholly-owned subsidiary) as of five days prior to the effective date of DSI's prospectus, or (iii) an employee of HTE (or a wholly-owned subsidiary) as of five day's prior to the effective date of DSI's prospectus, you will receive rights ("Rights") to purchase shares of DSI common stock. Each Right entitles the holder thereof to purchase one share of DSI common stock.

         Each holder of HTE common stock at the close of business on _____________, 2000 (the record date for the distribution of the Rights) will receive one Right for every one share of HTE common stock he owns on that date (for example, if you own 500 shares of HTE common stock, you can purchase up to 500 shares of DSI common stock). Each holder of options to purchase HTE common stock as of the close of business on December 16, 1999 who is also an employee or director of HTE (or a wholly-owned subsidiary) as of five days prior to the effective date of DSI's prospectus, will receive (i) one Right for each share of HTE common stock that he has a vested option to acquire, and (ii) with respect to each share of HTE common stock that he has an unvested option to acquire, three-quarters (3/4) of a Right and an option (an "DSI Option") to purchase
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one-quarter (1/4) of a share of DSI common stock. Each employee of HTE (or a wholly-owned subsidiary) as of five days prior to the effective date of DSI's prospectus will receive 200 Rights (which entitle such employee to subscribe for up to 200 shares of DSI common stock). Each DSI Option will vest in the same manner as the associated unvested HTE option and shall be subject to the same terms and conditions as such unvested HTE option.

         There is currently no public market for the Rights or the DSI common stock. The Rights are not transferable, except to immediate family members (spouses and lineal descendants only), and therefore no public market for the Rights is expected to develop. We have applied for quotation of our common stock on the Nasdaq SmallCap Market under the symbol "___" and for trading privileges on the ________ Stock Exchange under the same "___" symbol.

         The Rights are set to expire at 5:00 P.M., EST, on ___________, 2000, unless we extend the expiration date by up to 10 days. Accordingly, if you wish to take advantage of your Rights, you will need to exercise them before that time. The Rights Offering is expected to close on or about ____________, 2000.

         DemandStar.com, Inc. is a provider of Internet-based procurement systems for government agencies. DSI's procurement systems enable governments to purchase necessary goods and services more efficiently and at lower administrative costs while at the same time providing valuable services to businesses selling to government agencies. Our goal is to make the DSI Network a leading provider of a complete Internet-based procurement solution that both government agencies and their vendors will utilize as their primary source for the purchase and sale of required goods and services.

         We are very excited about the opportunity ahead of us in the new and rapidly growing internet medium. By conducting the Rights Offering, HTE will create a separate publicly traded internet company. This will separate HTE's internet business with its own unique market opportunity and risk/reward profile from HTE's other businesses. This transaction will enable HTE shareholders, optionees and employees to increase or decrease their level of participation in our new business by varying their level of investment in DSI following the Rights Offering.

         The attached prospectus contains important information about the
Rights Offering and DSI's planned business. I encourage you to read it carefully. You are not required to exercise your Rights.
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         Generally, holders of Rights, whether corporate or non-corporate, will not recognize gain or loss upon the exercise of their Rights. A holder of Rights receiving shares of DSI common stock upon exercise of his Rights will acquire a tax basis in such shares equal to the sum of the exercise price paid pursuant to the Rights Offering and the tax basis (if any) of the Rights.
Please read the information set forth under the caption "Certain Federal Income Tax Considerations" in the attached prospectus and consult your own tax advisor with respect to the income tax consequences to holders of Rights in the Rights Offering.

         If you have any questions concerning the Rights Offering, you should contact us at the above number, whereupon we may direct you to DSI's information agent if it has retained one.

                  Thank you for your consideration.

                                        Sincerely,

                                        H.T.E., Inc.



                                        [Name; Title]